Exhibit 2.4

Description of Securities

The following description of the material terms of the share capital of Robo.ai Inc. includes a summary of specified provisions of our Amended and Restated Memorandum and Articles of. References in this section to “Robo.ai Inc.,” “we”, “our” or “us” refer to Robo.ai Inc., an exempted company organized under the laws of the Cayman Islands.

The rights of shareholders described in this section are available only to Robo.ai Inc.’s shareholders. For the purposes of this section, a “shareholder” means a person who holds shares of Robo.ai Inc..

General

The Fourth Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 500,000,000 Class A ordinary shares and 3,500,000,000 Class B ordinary shares, each of $0.0001 par value per share.

Ordinary Shares

Holders of Class A ordinary shares and Class B ordinary shares generally have the same rights and powers except for voting and conversion rights. The holders of Class B ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders, while the holders of Class A ordinary shares are entitled to twenty-five (25) votes.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes cast at an annual meeting for the election of directors can elect all of the directors to be elected at such general meeting.

Each Class A ordinary share will be convertible into one (1) Class B ordinary share (as adjusted for share splits, share combinations and similar transactions) at the option of the holder thereof. Class B ordinary shares will not be convertible into Class A ordinary shares under any circumstances. Holders of Class B ordinary shares do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Class B ordinary shares.

There are no limitations on the right of non-resident or foreign owners to hold or vote ordinary shares imposed by Cayman Islands law or by the Fourth Amended and Restated Memorandum and Articles of Association.

Alan Nan WU controls the voting power of all of the outstanding Class A ordinary shares. Although Alan Nan WU controls the voting power of all of the outstanding Class A ordinary shares, his control over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors. As further described below, upon any transfer of Class A ordinary shares by a holder thereof to any person which is not a Permitted Transferee (as defined below) of such holder, those shares will automatically and immediately convert into Class B ordinary shares. In addition, all Class A ordinary shares will automatically convert to Class B ordinary shares in other events described below. See “— Optional and Mandatory Conversion.”

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the shareholders. In respect of all matters upon which holders of our ordinary shares are entitled to vote, each Class A ordinary share is entitled to twenty-five (25) votes and each Class B ordinary share is entitled to one (1) vote. At any meeting of shareholders, a resolution put to the vote of the meeting shall be decided by way of a show of hands and not by way of a poll, unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded.

Class A ordinary shares and Class B ordinary shares vote together on all matters, except that we will not, without the approval of holders of a majority of the voting power of the Class A ordinary shares, voting exclusively and as a separate class:

●	increase the number of authorized Class A ordinary shares;

●	issue any Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares, other than (i) to any Key Executive (as defined below) or their Affiliates (as defined below), or (ii) on a pro rata basis to all holders of Class A ordinary shares permitted to hold such shares under the Fourth Amended and Restated Memorandum and Articles of Association;

●	create, authorize, issue, or reclassify into, any preference shares in our capital or any shares in our capital that carry more than one (1) vote per share;

●	reclassify any Class A ordinary shares into any other class of shares or consolidate or combine any Class A ordinary shares without proportionately increasing the number of votes per Class A ordinary share; or

●	amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Fourth Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of Class A ordinary shares.

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast at a meeting of shareholders, while a special resolution will require not less than two-thirds of votes cast at a meeting of shareholders. An ordinary resolution and a special resolution may also be passed by way of a unanimous resolution in writing of shareholders entitled to vote, with prior notice duly given.

Optional and Mandatory Conversion

Each Class A ordinary share will be convertible into one (1) Class B ordinary share (as adjusted for share splits, share combinations and similar transactions) at the option of the holder thereof. Class B ordinary shares will not be convertible into Class A ordinary shares under any circumstances.

Any number of Class A ordinary shares held by a holder thereof will automatically and immediately be converted into an equal number of Class B ordinary shares (as adjusted for share splits, share combinations and similar transactions) upon the occurrence of any of the following:

●	Any direct or indirect sale, transfer, assignment, or disposition of such number of Class A ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class A ordinary shares through voting proxy or otherwise to any person that is not a Permitted Transferee of such holder; or

●	The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class A ordinary shares that is an entity to any person that is not a Permitted Transferee of the such holder.

Transfer of Ordinary Shares

Class A ordinary shares may be transferred only to a Permitted Transferee of the holder and any Class A ordinary shares transferred otherwise will be converted into Class B ordinary shares as described above. See ” Optional and Mandatory Conversion.”

“Affiliate” means, with respect to a person, (i) any other person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person, including trusts, funds and accounts promoted, sponsored, managed, advised or serviced by such person (ii) if such person is an individual, his/her Family Member (as defined below) and Affiliates of such person and/or his/her Family Members; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Entities (as defined below), notwithstanding anything to the contrary contained herein.

A “Permitted Transferee” with respect to each holder of Class A ordinary shares, any or all of the following:

(a) any Key Executive;

(b) any Key Executive’s Affiliate;

(c) Robo.ai Inc. or any of its subsidiaries;

(d) in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive: any Key Executive’s Family Members, another holder of Class A ordinary shares, or a designee approved by majority of all directors, provided that in case of any transfer of Class A ordinary shares pursuant to clauses (b) through (c) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, Robo.ai Inc. shall be entitled to refuse registration of any subsequent transfer of such Class A ordinary shares except back to the transferor of such Class A ordinary shares pursuant to clauses (b) through (c) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class A ordinary shares be subject to mandatory conversion as set out above.

“Key Executives” means Muse Limited, a company incorporated in the Cayman Islands, and Mr. Alan Nan WU, the sole shareholder of Muse Limited.

“Permitted Entity” means, with respect to any Key Executive:

(a)	any person in respect of which such Key Executive has, directly or indirectly: (i) control with respect to the voting of all the Class A ordinary shares held by or to be transferred to such person; (ii) the ability to direct or cause the direction of the management and policies of such person or any other person having the authority referred to in the preceding clause (a)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or (iii) the operational or practical control of such person, including through the right to appoint, designate, remove or replace the person having the authority referred to in the preceding clauses (a)(i) or (ii);

(b)	any trust or estate planning entity (including partnerships, limited companies, and limited liability companies), that is primarily for the benefit of, or the ownership interests of which are controlled by, the Key Executive or its Affiliates and/or any persons controlled directly or indirectly controlled by such a trust or other trusts or estate planning entities described in this paragraph (b).

“Family Member” means, with respect to an individual, any of such individual’s former, current or future spouse, parent, step-parent, grandparent, step-grandparent, child, step-child, grandchild, step-grandchild, sibling, step-sibling, niece, nephew and in-laws, including adoptive relationships.

Warrants

Public and Private Warrants

Each warrant (other than the Representative’s Warrants, as defined and described below) represents the right to purchase one-half (1/2) of one Class B ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, until November 14, 2027. No public warrants are exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of such warrants and a current prospectus relating to such ordinary shares. Pursuant to the Amendment to Warrant Agreement that we entered into in connection with the consummation of the Business Combination, a copy of which is filed as Exhibit 10.1 to our Form 6-K filed with the SEC on November 21, 2022, and incorporated herein by reference, Robo.ai Inc. will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of such warrants is not effective within a specified period following the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period during which we have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if we had called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of our ordinary shares for the ten (10) trading days ending on the trading day prior to the date of exercise. The public warrants will become exercisable on the later of the Closing Date and 12 months from February 24, 2021 and will expire on the fifth (5th) anniversary of the Closing Date.

Our private warrants are identical to the public warrants, except that such private warrants are be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and are not redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. In addition, for as long as the private warrants are held by I-Bankers or their respective designees or affiliates, they may not be exercised after February 19, 2025.

The Representative’s Warrants (as defined below) are identical to our public warrants, except that each Representative Warrant is exercisable to purchase one full Class B ordinary share at $12.00 per share. Such warrants are not redeemable for as long as they are held by I-Bankers or their respective designees or affiliates, and they may not be exercised after February 24, 2025.

We may call the warrants for redemption (excluding the private warrants and the Representative’s Warrants), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” will mean the average reported last sale price of the ordinary shares traded in the form of Class B ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our Class B ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

The exercise price and number of Class B ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% (or such other amount specified by the holder) of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

There are no limitations on the right of non-resident or foreign owners to hold warrants imposed by Cayman Islands law or by the Fourth Amended and Restated Memorandum and Articles of Association.

Representative’s Warrants

On February 24, 2020, East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), issued an aggregate of 690,000 warrants of East Stone (“Representative’s Warrants”), exercisable at $12.00 per full share, to East Stone’s underwriters, I-Bankers Securities, Inc. and EarlyBird Capital, Inc., in connection with their services as underwriters for East Stone’s initial public offering (the “IPO”). In connection with the closing of the Business Combination, each outstanding Representative’s Warrant was converted into one warrant of Robo.ai Inc. that entitles the holder thereof to purchase one full Class B ordinary share of Robo.ai Inc. in lieu of one ordinary share of East Stone. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the IPO registration statement of East Stone and the closing of East Stone’s initial business combination and terminating on the fifth anniversary of such effectiveness date. The underwriters have each agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement.

The Representative’s Warrants and such shares purchased pursuant to the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 360 days immediately following the date of the effectiveness of the IPO registration statement of East Stone pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 360 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the IPO registration statement of East Stone except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Representative’s Warrants grant to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the IPO registration statement of East Stone with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of ordinary shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, or Robo.ai Inc.’s recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Dividends

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Tax Treaty

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by Robo.ai Inc.. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income, withholding or corporation tax.

No Cayman Islands stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares. However, as above, Cayman Islands stamp duty will be payable if an instrument of transfer is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Anti-Takeover Provisions

Some provisions of Cayman Islands law and our Fourth Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring or discouraging another party from acquiring control of our Company. Our Fourth Amended and Restated Memorandum and Articles of Association provide for a classified board of directors with three-year staggered terms as well as restrictions requiring the holders of shares together carrying at least one-third of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. As a matter of Cayman Islands law, any resolutions in writing must be passed unanimously.

These provisions of our Fourth Amended and Restated Memorandum and Articles of Association and Cayman Islands law could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual meeting or an extraordinary general meeting called by our board of directors or on the requisition of the holders of shares carrying at least one-third of the rights to vote at a shareholder meeting, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Our Fourth Amended and Restated Memorandum and Articles of Association requires an ordinary resolution to remove any director. Our Fourth Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Fourth Amended and Restated Memorandum and Articles of Association. Such requirements may prevent our existing shareholders from effecting a change of management of our Company and removing the provisions in our constitutional documents that may have an anti-takeover effect.